EXHIBIT 20.01
BIOMET
PRESS RELEASE

P.O. Box 587, Warsaw, IN 46581-0587 219-267-6639

Biomet, Inc., and Merck KgaA, Darmstadt, Germany
Announce Formation of Joint Venture

Warsaw, Indiana/Darmstadt, Germany - - February 2, 1998 - - Biomet, Inc. (NASDAQ:BMET) and Merck KgaA, Darmstadt, Germany, announced today the successful closing of the agreement providing for the 50/50 joint venture to manufacture, market and sell orthopedic and biomaterials products in Europe originally announced in May 1997 and the commencement of combined operations under the name "Biomet Merck". Biomet and Merck KgaA each are contributing their existing European orthopedic operations to the venture, which is anticipated to have pro forma sales for the next fiscal year in excess of $200 million. All of the joint venture's revenues and Biomet's pro-rata share of the joint venture's earnings will be consolidated in Biomet's financial results. Merck KgaA brings to the venture an extensive array of chemical, biological, pharmaceutical and orthopedic technologies and products, while Biomet brings its orthopedic products and technologies especially concentrated in total joint replacement.

Formation of the joint venture creates a market-leading European orthopedic company and will provide Biomet with the exclusive right to license Merck KgaA's existing biomaterials-based orthopedic products and future products developed by the joint venture for sale outside of Europe. Biomet's Chairman of the Board, Niles L. Noblitt, who assumes the additional role of CEO and Managing Director of the joint venture, stated "We are pleased to have formed this partnership with Merck KgaA. The combination of Merck KgaA's innovative biomaterials product line with Biomet's strong reputation in orthopedics will enable Biomet Merck to provide a full range of products to orthopedic surgeons in Europe and throughout the world."

Dane A. Miller, Ph.D., Biomet's President and CEO, stated that, "We have formed one of the strongest developed and marketing groups in the European orthopedic market. Access to Merck KgaA's superior biomaterials technologies will provide the Biomet group with a wide array of new products flowing well into the next century."

Prof. Dr. Bernhard Scheuble, Deputy Member of the Execute Board of Merck KgaA said "The strategic fit between Biomet's European operations and Merck KgaA's Biomaterials Division is complementary in terms of product lines, geography and core competencies. Our partnership with Biomet will provide strong access to the important U.S.market for Biomet Merck's comprehensive line of existing and future biomaterial products. In Biomet, we have a partner with whom we share common values and vision who will leverage our strong development capability both in Europe and internationally."

Merck KgaA is a global pharmaceutical company headquartered in Darmstadt, Germany. Merck KgaA's total revenues were in excess of 8 billion deutsche marks in 1997.

Biomet, Inc. and its subsidiaries design, develop, manufacture and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy, including reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, spinal implant systems, general surgical instruments, arthroscopy products and cranlomaxillofacial implants and instruments. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 100 countries.

For further information contact Greg W. Sasso, Vice President, Corporate Development and Communications, at (219) 372-1528 or Sheila Warren, Manager, Corporate Communications at (219) 372-1514.

Web site: www.biomet.com or e-mail Investor.relations@biometmail.com